Exhibit 99.1

St. John's, NL - February 12, 2021

FORTIS INC. REPORTS 2020 RESULTS

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS), a well-diversified leader in the North American regulated electric and gas utility industry, released its 2020 fourth quarter and annual financial results1 today.

Highlights

•	Reported annual net earnings of $1,209 million, or $2.60 per common share in 2020
•	Delivered adjusted net earnings[2] of $1,195 million, or $2.57 per common share, up from $1,115 million, or $2.55 per common share in 2019
•	Executed record capital expenditures of $4.2 billion yielding annual rate base growth of 8.2%[3]
•	Received constructive final order on Tucson Electric Power's general rate application with new customer rates effective January 1, 2021
•	Established a new corporate-wide emissions reduction target of 75% by 2035

"2020 proved to be a successful year on many fronts. Despite the challenges presented by the pandemic, our 9,000 dedicated employees continued to reliably provide essential energy service to our customers and executed our largest annual capital program while achieving our best safety performance on record," said David Hutchens, President and Chief Executive Officer, Fortis. "Our teams also worked with their regulators and communities to help customers who have been most impacted by the pandemic, demonstrating our core values and the benefits of our local business model."

Net Earnings

The Corporation reported net earnings attributable to common equity shareholders for 2020 of $1,209 million, compared to $1,655 million for 2019. The change in net earnings reflects significant one-time items related to: (i) a $484 million gain on the disposition of the Waneta Expansion hydroelectric generating facility ("Waneta Expansion") in April 2019; and (ii) the $56 million net impact associated with the reversal of prior period liabilities as a result of the base return on common equity ("ROE") decisions made by the Federal Energy Regulatory Commission ("FERC") in November 2019 and May 2020.

Excluding these one-time items, earnings grew by $94 million in 2020 reflecting: (i) rate base growth of 8.2%; (ii) increased retail electricity sales at UNS Energy, driven largely by weather; and (iii) higher earnings from Belize, mainly from increased hydroelectric production. Earnings were also favourably impacted by mark-to-market accounting of natural gas derivatives at Aitken Creek which resulted in unrealized losses of $15 million in 2019. Fortis delivered this growth despite: (i) the delay in Tucson Electric Power's ("TEP") general rate application, resulting in approximately $1 billion of rate base not reflected in customer rates in 2020; and (ii) the impact of the COVID-19 pandemic, reflecting lower sales in the Caribbean and higher net operational expenses, including increased credit loss expense, largely at Central Hudson and UNS Energy.

For the fourth quarter of 2020, net earnings attributable to common equity shareholders were $331 million, compared to $346 million for the same period in 2019. The decrease was due to the reversal of prior period liabilities of $83 million in the fourth quarter of 2019 associated with the November 2019 FERC base ROE decision. Excluding this one-time item, quarterly earnings grew by $68 million reflecting: (i) the timing of earnings at ITC associated with the implementation of the November 2019 base ROE decision; (ii) rate base growth; (iii) the impact of mark-to-market accounting of natural gas derivatives at Aitken Creek; and (iv) higher earnings from Belize, mainly from increased hydroelectric production.

________________________________

[1]	Financial information is presented in Canadian dollars unless otherwise specified.
[2]	Non-US GAAP Measures - Fortis uses financial measures that do not have a standardized meaning under generally accepted accounting principles in the United States of America ("US GAAP") and may not be comparable to similar measures presented by other entities. Fortis presents these non-US GAAP measures because management and external stakeholders use them in evaluating the Corporation's financial performance and prospects. Refer to the Non-US GAAP Reconciliation provided in this media release.
[3]	Calculated on a constant United States dollar-to-Canadian dollar exchange rate.

i

Earnings per common share decreased by $0.06 and $1.19 for the fourth quarter and annual periods, respectively, as compared to 2019. In addition to the above-noted items, the decrease in earnings per common share also reflected a higher weighted average number of common shares outstanding, largely associated with the Corporation's $1.2 billion common equity issuance in the fourth quarter of 2019. The impact was a decrease in earnings per common share for the fourth quarter and annual periods of $0.03 and $0.15, respectively.

The common equity issuance and the Waneta Expansion disposition generated a significant portion of the equity funding required to execute our five-year capital plan, and strengthened the Corporation's balance sheet, liquidity and credit metrics. As at December 31, 2020, total consolidated credit facilities were $5.6 billion with $4.3 billion unutilized.

Adjusted Net Earnings

On an adjusted basis, net earnings attributable to common equity shareholders for 2020 were $1,195 million, or $2.57 per common share, an increase of $0.02 per common share compared to 2019. The increase reflected rate base growth as well as higher retail sales in Arizona and earnings from Belize. Fortis delivered growth in earnings per common share despite the delay in TEP's general rate application and the COVID-19 pandemic, as well as a higher weighted average number of common shares outstanding.

On an adjusted basis, for the fourth quarter of 2020, net earnings attributable to common equity shareholders were $320 million, or $0.69 per common share, an increase of $43 million, or $0.07 per common share compared to the fourth quarter of 2019. The increase in adjusted quarterly earnings was due to the timing of earnings at ITC associated with the implementation of the November 2019 base ROE decision, rate base growth and higher earnings from Belize, partially offset by a higher weighted average number of common shares outstanding.

COVID-19 Pandemic

Fortis continues to monitor developments and take appropriate measures to protect the health and safety of employees, customers and communities. The Corporation's utilities have instituted various customer relief initiatives, including the temporary suspension of non-payment disconnects and late fees, delayed customer rate increases and the deferred recovery of costs. Community investments by Fortis and our utilities were more than $15 million in 2020, including approximately $5 million for community support in response to the COVID-19 pandemic.

In addition to the efforts across the Fortis group to control costs during the pandemic, the Corporation's utilities have regulatory mechanisms that help stabilize cash flow and earnings which support the continued delivery of reliable service. Approximately 83% of the Corporation's revenues are either protected by regulatory mechanisms or are derived from residential sales which have generally increased as a result of work-from-home practices.

Excluding the impact of the delay in TEP's general rate application, the COVID-19 pandemic did not have a material impact on the Corporation's capital expenditures, revenue or earnings in 2020. The financial impact to Fortis approximated $0.05 per common share, reflecting reduced sales in the Caribbean and higher net operational expenses, including an increase in credit loss expense, largely at Central Hudson and UNS Energy.

Regulatory Proceedings

The Corporation's significant regulatory proceedings were concluded by the end of 2020.

In December 2020, the Arizona Corporation Commission issued a rate order on TEP's general rate application. The order established new customer rates effective January 1, 2021, including: (i) an increase in non-fuel revenue of $77 million (US$58 million); (ii) an allowed ROE of 9.15%, with a 0.20% return on the fair value increment and a capital structure of 53% common equity; and (iii) a rate base of approximately $3.5 billion (US$2.7 billion). The approved rate base includes the Gila River natural gas generation station Unit 2 and ten natural gas reciprocating internal combustion engine units that will help TEP transition its generation mix to more than 70% renewable by 2035.

In October 2020, the Alberta Utilities Commission ("AUC") concluded the 2021 generic cost of capital proceeding and set FortisAlberta's ROE for 2021 at 8.50% using a capital structure of 37% common equity, consistent with 2020.

In November 2020, the AUC issued a decision reversing proposed changes to the Alberta Electric System Operator's customer contribution policy resulting in FortisAlberta retaining approximately $400 million of unamortized customer contributions in its rate base.

ii

Capital Expenditures

Capital expenditures in 2020 were $4.2 billion, $0.4 billion higher than in 2019 and broadly consistent with the 2020 capital plan.

The Corporation's five-year capital plan for 2021 through 2025 is $19.6 billion, up $0.8 billion from the prior five-year plan. The increase is largely due to: (i) two new major capital projects at FortisBC Energy; (ii) additional investment in information technology systems and storm hardening at Central Hudson; and (iii) interconnections and system rebuilds providing additional capacity and other improvements at ITC. Capital expenditures are expected to be funded primarily with cash from operations, debt issued at the regulated utilities and the Corporation's dividend reinvestment plan.

Focus on Sustainability

Fortis has targeted a reduction in carbon emissions of 75% by 2035 from a 2019 base year. The Corporation expects to achieve the majority of this target through delivering on TEP's plan to exit coal generation and replace it with wind, solar and energy storage. Clean energy initiatives across the Corporation's other utilities will also contribute to achieving this goal.

"Sustainability remains front and center across our utilities," said David Hutchens. "With the strength of our low-risk growth outlook and the talent of our North American team, we are positioned well to deliver a cleaner energy future."

Outlook

The Corporation maintains its positive long-term outlook. Fortis continues to enhance shareholder value through the execution of its capital plan, the balance and strength of its diversified portfolio of utility businesses, and growth opportunities within and proximate to its service territories. While uncertainty exists due to the COVID-19 pandemic, the Corporation does not currently expect it to have a material financial impact in 2021.

The Corporation's five-year capital plan is expected to increase rate base from $30.5 billion in 2020 to $36.4 billion by 2023 and $40.3 billion by 2025, translating into three- and five-year compound annual growth rates3 of approximately 6.5% and 6.0%, respectively. Beyond the five-year capital plan, Fortis continues to pursue additional energy infrastructure opportunities, including: further expansion of liquefied natural gas infrastructure in British Columbia; the fully permitted, cross-border, Lake Erie Connector electric transmission project in Ontario; and the acceleration of cleaner energy infrastructure investments across our jurisdictions.

Fortis expects long-term growth in rate base will support earnings and dividend growth. The Corporation is targeting average annual dividend growth of approximately 6% through 2025. This dividend growth guidance is premised on the assumptions listed under "Forward-Looking Information" below, including no material impact from the COVID-19 pandemic, the expectation of reasonable outcomes for regulatory proceedings and the successful execution of the five-year capital plan.

Non-US GAAP Reconciliation

Periods ended December 31
($ millions, except earnings per share)	2020	2019	Variance	Q4 2020	Q4 2019	Variance
Net earnings attributable to common equity shareholders	1,209	1,655	(446)	331	346	(15)
Adjusting items:
FERC base ROE decisions (i)	(27)	(83)	56	—	(83)	83
United States tax reform (ii)	13	12	1	—	12	(12)
Unrealized loss (gain) on mark-to-market of derivatives (iii)	—	15	(15)	(11)	2	(13)
Gain on disposition (iv)	—	(484)	484	—	—	—
Adjusted net earnings attributable to common equity shareholders	1,195	1,115	80	320	277	43
Adjusted basic earnings per share ($)	2.57	2.55	0.02	0.69	0.62	0.07

(i)	Represents prior period impacts of the May 2020 and November 2019 FERC base ROE decisions, respectively
(ii)	The finalization of United States tax reform regulations associated with anti-hybrid regulations in 2020 and base-erosion and anti-abuse tax in 2019
(iii)	Represents timing differences related to the accounting of natural gas derivatives at Aitken Creek
(iv)	Gain on sale of the Waneta Expansion, net of expenses, in April 2019

________________________________
[3]	Calculated on a constant United States dollar to Canadian dollar exchange rate.

iii

About Fortis

Fortis is a well-diversified leader in the North American regulated electric and gas utility industry with 2020 revenue of $8.9 billion and total assets of $55 billion as at December 31, 2020. The Corporation's 9,000 employees serve utility customers in five Canadian provinces, nine US states and three Caribbean countries.

Forward-Looking Information

Fortis includes forward-looking information in this media release within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: the 2035 carbon emissions reduction target; TEP's targeted 2035 generation mix; forecast capital expenditures for 2021-2025 and expected funding sources; the expectation that the COVID-19 pandemic will not have a material financial impact in 2021; forecast rate base and rate base growth for 2023 and 2025; the expectation that long-term growth in rate base will support earnings and dividend growth; and targeted average annual dividend growth through 2025.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information, including, without limitation: no material impact from the COVID-19 pandemic; reasonable outcomes for regulatory proceedings and the expectation of regulatory stability; the successful execution of the five-year capital plan; no material capital project and financing cost overrun; sufficient human resources to deliver service and execute the capital plan; the realization of additional opportunities; the impact of fluctuations in foreign exchange; no significant variability in interest rates; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. For additional information with respect to certain risk factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information herein is given as of the date of this media release. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Teleconference to Discuss 2020 Annual Results

A teleconference and webcast will be held on February 12 at 8:30 a.m. (Eastern). David Hutchens, President and Chief Executive Officer and Jocelyn Perry, Executive Vice President and Chief Financial Officer, will discuss the Corporation's 2020 annual results.

Shareholders, analysts, members of the media and other interested parties in North America are invited to participate by calling 1.877.223.4471. International participants may participate by calling 647.788.4922. Please dial in 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Corporation's website, www.fortisinc.com. A replay of the conference will be available two hours after the conclusion of the call until March 14, 2021. Please call 1.800.585.8367 or 416.621.4642 and enter pass code 1887263.

Additional Information

This media release should be read in conjunction with the Corporation's Management Discussion and Analysis and Consolidated Financial Statements. This and additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For more information, please contact:

Investor Enquiries:	Media Enquiries:
Ms. Stephanie Amaimo	Ms. Karen McCarthy
Vice President, Investor Relations	Vice President, Communications & Corporate Affairs
Fortis Inc.	Fortis Inc.
248.946.3572	709.737.5323
investorrelations@fortisinc.com	media@fortisinc.com

iv